Mail Stop 4561

March 4, 2009

Mr. James C. Edenfield
Chief Executive Officer
American Software, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, GA 30305

>   **Re: American Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2008**
>   **Filed July 14, 2008**
>   **Form 10-Q for the Quarterly Period Ended October 31, 2008**
>   **Filed December 10, 2008**
>   **File No. 000-12456**

Dear Mr. Edenfield:

We have reviewed your response letter dated January 28, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 30, 2008.

General

1.   The Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Conditions by Operating Segment, page 62

2.   Confirm that your future discussions by segment will also include a more detailed discussion of revenues, such as a quantification of the material factors for the changes in revenues as well as other significant components of profitability.

Liquidity and Capital Resources, page 68

3.   We have reviewed your response to our prior comment number 6. While we note that the ERP segment had positive cash flows, it appears that a loss of few customers might change that result. If it is reasonably likely that such negative trends could occur and result in negative cash flows, disclosure should be added to analyze the impact of such events on liquidity. Also, your liquidity discussion should address any impact such events will have on your investment and financing activities if you have to re-direct funds. While you indicate that you do not have any debt, you may want to consider the availability of alternative financing if it is reasonably likely that such financing will be necessary. Finally, confirm that there are no restrictions on the ability of Logility to advance monies to you or to pay dividends.

4.   Your response to our prior comment number 7 indicates that the increase in Logility's services and other revenue was primarily a result of the increase in the volume of customer implementations as a result of the increase in the number of license fee sales. Clarify whether this is the result of more customers purchasing implementation services along with the license then you have experienced in the past. If so, ensure that you disclosure properly analyze this trend on your results and on your liquidity.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Presentation and Summary of Significant Accounting Policies

(c) Revenue Recognition and Deferred Revenue, page 80

5.   We note your response to our prior comment number 8. Tell us why you do not bill at the same time that you earn revenue. Indicate the difference in number of days between when you record revenue and when you bill revenue to the customer. Your response does not address why the payment terms included within the software license agreement would result in unbilled license fee revenues at the end of the reporting period. Further, explain how you determined these unbilled amounts are fixed or determinable and collectability is probable.

Refer to paragraphs 26 through 31 of SOP 97-2. Tell us if all of your software license agreements have similar payment terms.

(l) Goodwill and Other Intangible, page 85

6.   You state that you used the Income and Market approaches to test for goodwill impairment. Tell us and disclose how you weigh these approaches in determining the fair value for each reporting unit. Indicate why you believe the weight assigned to each approach is appropriate. Further, you indicate that one of the methodologies utilized to implement the Market approach is the comparable transaction methodology. Tell us how often this methodology is utilized and indicate how a comparable transaction is identified.

Item 11. Executive Compensation, page 108

Incorporated by Reference from Definitive Proxy Statement Filed on July 28, 2008

Executive Compensation

Compensation Discussion and Analysis, page 6

Executive Compensation Philosophy, page 7

Stock Option Plans, page 8

7.   We note your response to our prior comment number 23, in which we asked you to provide a detailed discussion of what your compensation committee considered in granting stock options to your named executive officers. Please provide a significantly more detailed qualitative and quantitative discussion linking what your compensation committee considered in determining to grant stock options to the actual number of stock options granted to each named executive officer.

Form 10-Q for the Quarterly Period Ended October 31, 2008

J. Fair Value of Financial Instruments, page 11

8.   We have reviewed your response and proposed future disclosures in response to our prior comment number 16. Tell us your considerations of providing the methods and significant assumptions used to estimate the fair value of those investments that are classified as held-to-maturity. See paragraphs 10 and 15 of SFAS 107.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief

cc: via Facsimile (404) 238-9708
        Henry B. Levi, Esq.
        Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.